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                                                                   Exhibit 99.1

[VIVENDI UNIVERSAL LETTER HEAD}


                    VIVENDI UNIVERSAL APPOINTS RENE PENISSON
                        ADVISOR TO THE CHAIRMAN AND CEO



Paris, September 24, 2002 - Mr. Rene Penisson is appointed Advisor to the Chairman and CEO of Vivendi Universal [NYSE: V; Paris Bourse: EX FP], with particular focus on questions related to the company's organization, human resources and labor relations.

He will also provide advice on these areas to Mr. Andrew Kaslow, Senior Executive Vice President, Human Resources, as well as to Mr. Jean-Francois Colin, Senior Executive Vice President, Social Policies.

This appointment is part of the reorganization sought by Mr. Jean-Rene Fourtou, Chairman and CEO, and implemented by Vivendi Universal's senior management.

Mr. Penisson, has a Ph.D. in Engineering. He was previously a member of the Executive Committee and Vice President of Human Resources at Rhone-Poulenc, and then Aventis.

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CONTACTS:

Paris
Alain Delrieu
+33 1 71 71 10 86
Antoine Lefort
+33 1 71 71 11 80

New York
Anita Larsen
+1 212 572 1118
Mia Carbonell
+1 212 572 7556